Exhibit 99.1

Silicon Motion Announces Annual Cash Dividend

HONG KONG and MILPITAS, Calif., October 29, 2018 –Silicon Motion Technology Corporation (NasdaqGS: SIMO)(“Silicon Motion” or the “Company”), a global leader in designing and marketing NAND flash controllers for solid state storage devices, announces today its annual cash dividend of $1.20 per ADS, which will be paid in four quarterly installments of $0.30 per ADS, unchanged from last year.

“While the Company’s profitability, cash flow and long-term outlook continues to be strong, the Board has decided to maintain the same annual dividend as last year given the current volatile global economic conditions and uncertainty,” said Wallace Kou, President and CEO of Silicon Motion. “The Board will revisit our annual dividend in January 2019, in conjunction with the timing of our annual operational planning to better align decisions about our dividend with business, earnings and cash flow goals and objectives.”

The annual dividend payment of $1.20 per ADS1,2 will be paid in four quarterly installments of $0.30 per ADS3 according to the following anticipated record and payment dates:

Record Date	Payment Date
November 9, 2018	November 23, 2018
February 15, 2019	February 27, 2019
May 9, 2019	May 23, 2019
August 8, 2019	August 22, 2019

The Company’s depository bank’s DR books will be closed for issuance and cancellation on each of the record dates.

[1]	One ADS is equivalent to four ordinary shares.
[2]	$1.20 per ADS is equivalent to $0.30 per ordinary share.
[3]	$0.30 per ADS is equivalent to $0.075 per ordinary share.

The payment of the annual dividend to be paid in quarterly installments will be made according to the anticipated record and payment dates unless subsequently changed by the Board. The declaration and payment of future cash dividends are subject to the Board’s continuing determination that the payment of dividends are in the best interests of the Company’s shareholders and are in compliance with all laws and agreements of the Company applicable to the declaration and payment of cash dividends.

ABOUT SILICON MOTION:

We are the global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. We have the broadest portfolio of controller technologies and our controllers are widely used in embedded storage products such as SSDs and eMMCs/UFS, which are found in smartphones, PCs, commercial and industrial applications. We ship over 750 million NAND controllers annually and have shipped over five billion NAND controllers in the last ten years, more than any other company in the world. We also supply specialized high-performance hyperscale data center and industrial SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers, and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; the payment or non-payment of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 30, 2018. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contacts:

Jason Tsai	Selina Hsieh
Senior Director of IR and Strategy	Investor Relations
E-mail: ir@siliconmotion.com	E-mail: ir@siliconmotion.com